

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Mr. James F. Westmoreland
Chief Financial Officer
Daybreak Oil and Gas, Inc.
601 W. Maine Ave., Suite 1012
Spokane, WA 99201

> **Re:** **Daybreak Oil and Gas, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2010**
> **Filed May 28, 2010**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2010**
> **Filed July 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2010**
> **Filed October 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2010**
> **Filed January 13, 2011**
> **File No. 0-50107**

Dear Mr. Westmoreland,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended February 28, 2010

Summary of Operating Data, page 21

1. We note you disclosed the net amount of oil and gas production for the fiscal year ended February 28, 2010. Please note that Item 1204(a) of Regulation S-K requires this information for each of your last three fiscal years.

<u>Financial Statements</u>

<u>Note 15- Supplementary Information for Oil and Gas Producing Activities (Unaudited), page 63</u>

<u>Proved Reserves, Page 64</u>

2.   Provide the disclosures required by Item 1202(a)(7) of Regulation S-K, including the internal controls you use in your reserve estimation process and the qualifications of the technical person primarily responsible for overseeing the preparation of your reserve estimates.

3.   We note you report proved undeveloped reserves as of February 28, 2010. Please disclose material changes in your proved undeveloped reserves that occurred in fiscal 2010, discuss investments and progress you have made during the year to develop these reserves and explain the reasons why material amounts of proved undeveloped reserves remain undeveloped for periods greater than five years to the extent you have such reserves. Refer to Item 1203 of Regulation S-K for additional guidance.

<u>Exhibit 99.1</u>

4.   We note that your reserves have been evaluated by Huddleston & Co. and see that you attached a report from that firm as an exhibit to your filing. However, that report does not appear to address each of the requirements of Item 1202(a)(8) of Regulation S-K. The report should address the following items:

- A statement that the assumptions, data, methods, and procedures used are appropriate for the purpose served by the report.
- A discussion of the possible effects of regulation on your ability to recover the estimated reserve.
- A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant